FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2009
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

M E D I A R E L E A S E



Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax+27 11 562-9801
www.goldfields.co.za

Gold Fields Sells Stake in Sino Gold for US$282 Million

Johannesburg, 3 June 2009: Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) is pleased to announce that agreement has been reached in terms of which Gold Fields will sell its current 19.9% stake in Sino Gold Mining Limited (Sino Gold) (ASX: SGX, HKSE: 1862) to Eldorado Gold Corporation (Eldorado) (TSX: ELD, NYSE-A: EGO) for a total consideration of approximately US$282 million*.

Gold Fields will receive a share exchange ratio of 48 Eldorado shares for every 100 Sino Gold shares, which will result in Gold Fields holding 27,824,654 Eldorado shares or approximately 7% of the outstanding shares of Eldorado on a fully diluted basis.

In addition, Gold Fields will hold a top-up right for a period of 18 months, which will apply should Eldorado purchase an additional 5% or more of the outstanding shares of Sino Gold and the sellers in that transaction realize a consideration ratio in excess of the share exchange ratio of 0.48 Eldorado shares per Sino Gold share received by Gold Fields.

Nick Holland, Chief Executive Officer of Gold Fields, said: "After having received several expressions of interest for our stake in Sino Gold, we believe that this transaction is the most value creating for our shareholders because it has enabled us to crystallise the value of our investment while retaining exposure to China as a potential area for the future.

Holland added that this sale did not detract in any way from Gold Fields' strategy to grow its international production: "We have definitely not changed course and our aspiration to grow production in each of our three international regions, West Africa, South America and Australasia, to at least 1 million ounces per annum, within a three to five year time horizon, remains intact. Gold Fields will retain some exploration joint ventures with Sino over the Jinshu project and other nominated properties in China, while strengthening its own team in China, to allow for independent growth in that country.

Enquiries

Media and Investor Enquiries

Willie Jacobsz
Tel + 508 839-1188
Mobile +857 241-7127
email Willie.jacobsz@gfexpl.com

Investor Enquiries

Nikki Catrakilis-Wagner
Tel +27 11 562-9706
Mobile +27 (0) 83 309-6720
email Nikki.Catrakilis-Wagner@goldfields.co.za

Media Enquiries

Marritt Claassens
Tel +27 11 562-9774
Mobile +27 (0) 82 307-3297
email MarrittC@goldfields.co.za

2/…

Directors: A J Wright (Chairman), N J Holland[†] (Chief Executive Officer), K Ansah[#], C Carolus, R Dañino*, J G Hopwood, G Marcus, R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea[†], C I von Christierson, G M Wilson
[†]British, [#]Ghanaian, *Peruvian
Corporate Secretary: C Farrel

The transaction is subject to regulatory approvals, including South African Reserve Bank approval and is expected to close at the end of August 2009.

*Based on the closing price of Eldorado on 2 June 2009

Enquiries:
Willie Jacobsz
Mobile: +857 241-7127
Nikki Catrakilis-Wagner
Mobile: +27 (0) 83 309 6720
Marritt Claassens
Mobile: +27 (0) 82 307-3297

ends

About Gold Fields
Gold Fields Limited is one of the world's largest unhedged producers of gold with attributable steady state production of approximately 4 million ounces per annum from nine operating mines in South Africa, Peru, Ghana and Australia. The company has total attributable ore reserves of 83 million ounces and mineral resources of 251 million ounces. Gold Fields is listed on the JSE Limited (primary listing), New York Stock Exchange (NYSE), NASDAQ Dubai Limited (NASDAQ Dubai), NYSE Euronext in Brussels (NYX) and Swiss Exchange (SWX). For more information please visit the Gold Fields website at www.goldfields.co.za.

About Eldorado
Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, China, Greece, and Turkey and surrounding regions. Eldorado is one of the lowest cost pure gold producers and has international expertise in mining, finance and project development, together with highly skilled and dedicated staff, Eldorado is well positioned to grow in value by pursuing new opportunities.

About Sino Gold
Sino Gold has been active in China since 1996 and owns 82% of the Jinfeng gold mine in Guizhou Province, southern China, which has Mineral Resources containing 4.6 million ounces and Ore Reserves containing 3.2 million ounces. Jinfeng will be one of the largest gold mines in China when the project achieves planned initial production of 180,000 ounces per annum. Sino Gold aims to increase Jinfeng's gold production to optimal levels as quickly as possible. The White Mountain project in Jilin Province, northeast China, is now being developed into Sino Gold's second mine. In December 2007, Sino Gold completed the takeover of Golden China Resources Corporation and announced the Eastern Dragon acquisition. Sino Gold now has projects that provide a clear pathway for the Company to produce 500,000 ounces of low-cost gold annually by 2010 Sino Gold is a producing gold company actively pursuing a discovery and acquisition strategy in China. With a "first mover" advantage, it holds a strong competitive position in China. Sino Gold is listed on the Australian Securities Exchange (ASX Code: SGX) and the Stock Exchange of Hong Kong (SEHK Code: 1862).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 03 June 2009

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs